Thacher
  Proffitt
----------
                                                 Thacher Proffitt & Wood LLP
                                                 1700 Pennsylvania Avenue, N.W.
                                                 Suite 800
                                                 Washington, DC 20006
                                                 (202) 347-8400

                                                 Fax: (202) 626-1930
                                                 www.tpw.com

March 21, 2007


VIA EDGAR AND HAND DELIVERY
---------------------------

Mr. David Lyon
Senior Financial Analyst
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

      Re:    Westborough Financial Services, Inc.
             Schedule 14A
             Filed on February 8, 2007 (SEC File Number No. 0-27997)
             -------------------------------------------------------

Dear Mr. Lyon:

      This letter is submitted on behalf of Westborough Financial Services, Inc. (the "Company") in response to the letter dated February 22, 2007 from the staff of the Securities and Exchange Commission transmitting their comments to the above-referenced filing. Your specific requests for information are set forth verbatim below, followed by the Company's response.

General
-------

1. We note a number of references to Westborough projections. Please provide in the filing any projections which crossed between Westborough and Assabet or advise us that there were no crossed projections.

      Please be advised that no financial projections crossed between the Company and Assabet.

Shareholder Letter
------------------

2. Please include that shareholders will also be electing directors at the meeting.

      The shareholder letter has been revised to include that shareholders will also be electing directors at the meeting.

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 2


Summary
-------

3. Where you first give the cash out price, now on page 2, please state the market price on the day prior to announcement of the merger.

      A section has been added to the Summary of the proxy statement describing the merger in more detail. The cash out price is now first disclosed in this section and the market price of the Company's common stock on the day prior to the announcement of the merger is stated immediately thereafter. See page 2.

4. After the bullets on page 2, please disclose the aggregate merger consideration, the current book value of the company and the number of shares outstanding not held by the MHC or Assabet and its affiliates.

      After the bullets on page 2, a section has been added to the Summary of the proxy statement describing the merger in more detail. In this section, the aggregate merger consideration, the current book value of the Company and the number of shares outstanding not held by the MHC or Assabet and its affiliates are disclosed.

5. Where appropriate in the summary and in more detail in the body of the text, please provide quantified discussion as to:

      o     how the acquiring company will not pay for the MHC shares,

      o     why this is the case,

      o that the total price paid for Westborough is less than Westborough's current book value and how this happens,

      o the importance typically placed on book value in these situations and that the typical price to book value ratio for all of the shares of a bank in an acquisition appears to be about 2 times book value, which we note from page 34.

      A section has been added to the Summary of the proxy statement describing the merger in more detail. This section includes a discussion related to each of the bullets listed above. See page 2.

      A section entitled "Description of the Merger" has also been added to the body of the proxy statement. This section includes a discussion related to each of the bullets listed above. See page 21.

      On a supplemental basis, the Company notes that "remutualization" transactions are relatively rare. In fact, to the Company's knowledge, only eight remutualization transactions have occurred previously (seven of which have filed proxy statements with the Securities and

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 3


Exchange Commission). We would be happy to provide you with a list of transactions if you wish.

      The Company also notes that in the past, remutualization transactions resulted in minority stockholders receiving significant premiums to the trading value of their shares. However, in connection with the transaction involving the acquisition of West Essex Bancorp, Inc. by Kearney MHC in 2002, the Office of Thrift Supervision issued a policy statement indicating that it views remutualization transactions as raising significant issues concerning advantageous treatment of minority stockholders compared to mutual members of the target entity and raising issues concerning the negative effect on the mutual members of the acquiring entity.

      Pursuant to the policy statement, under certain circumstances the Office of Thrift Supervision intends to give these issues special scrutiny and reject applications providing for the remutualization of a mutual holding company unless the applicant can clearly demonstrate that the Office of Thrift Supervision's concerns are not warranted in the particular case. The Office of Thrift Supervision will require empirical data that demonstrates that the minority stockholders are receiving a reasonable value in proportion to their interest in the company, but not more. Two of the pricing parameters specifically reviewed by the Office of Thrift Supervision are ratio of the aggregate purchase price to book value of the minority interest and ratio of the aggregate purchase price to tangible book value of the minority interest. While Office of Thrift Supervision approval is not required for this transaction, any of the other banking agencies that must approve the transaction (the Massachusetts Division of Banks, the Federal Reserve Board and the Federal Deposit Insurance Corporation) could choose to apply the Office of Thrift Supervision's policy.

6. Where appropriate in the filing disclose the extent to which the total price paid relative to total book value was considered by the board and its conclusions.

      A paragraph has been added to the section of the proxy statement entitled "Westborough Financial's Reasons for the Merger; Recommendation of the Board of Directors" to disclose that the ratio of aggregate price paid to aggregate book value was not considered to be relevant by the Company's Board of Directors was not considered in its review and approval of the merger agreement. See page 33.

Record Date; Vote Required, page 3
----------------------------------

7. Please disclose the consequence of the number of shares committed to passage. It appears that approval is assured, or nearly so.

      The following sentence has been added to the "Record Date; Vote Required" section of the Summary in the proxy statement:

            "Votes in favor of the merger agreement by each of Westborough Financial's directors and officers and Westborough MHC will ensure the merger

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 4


      agreement's approval because they own, in the aggregate, greater than two-thirds (2/3) of Westborough Financial's common stock."

Interests of Certain Persons...page 8
-------------------------------------

8. Please change the heading to clarify that the "interests" are financial and the "certain persons" are officers and directors.

      The heading has been revised to read: "Financial Interests of Westborough Financial Officers and Directors in the Merger."

9. Please clarify that the board seat and employment arrangements were negotiated along with the other merger terms.

      A sentence has been added to disclose that the board seats, Mr. MacDonough's employment arrangement and Mr. Casagrande's consulting arrangement were negotiated along with the other merger terms. In addition, a bullet has been added to the section disclosing the board seat arrangements.

10.   Revise the second bullet to disclose Mr. MacDonough's current age.

      The second bullet has been revised to disclose that Mr. MacDonough is currently 61 years old.

11. Revise the SERP bullet to indicate the payment to each of the three named officers under the Plan upon the completion of the merger.

      The SERP bullet has been revised to indicate that the payments to Mr. MacDonough, Mr. Casagrande and Ms. Bouvier under the SERPs upon completion of the merger will equal approximately $1,173,261; $711,589 and $597,040, respectively. In addition, the SERP bullet has been revised to indicate that of such amounts, approximately $243,723; $166,108 and $436,478, respectively, is due to the increased SERP benefit attributable to the merger.

12. Revise to include a final paragraph giving the total aggregate dollar amount of benefits listed above that will accrue to the officers and directors as a result of the merger. If the aggregate is more than 15% of the total merger consideration, disclose the percentage. In addition, if any person will receive more than 15% of the total benefits listed, identify the person and percentage.

      A final paragraph has been included disclosing that the total aggregate dollar amount of benefits listed in the section that will accrue to officers and directors as a result of the merger equals approximately $2,452,800. Please note that this amount does not exceed 15% of the total merger consideration.

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 5


Appraisal Rights, page 10
-------------------------

13.   Revise to disclose the name and address where the notice must be sent.

      The "Appraisal Rights" section of the Summary has been revised to disclose where a shareholder's written notice of intent to demand payment must be sent.

14. Disclose the requirements or provide a summary of Part 13 of the Massachusetts Business Corporation Act.

      The "Appraisal Rights" section of the Summary has been expanded to more fully summarize Part 13 of the Massachusetts Business Corporation Act.

The Annual Meeting Quorum, page 13
----------------------------------

15. Revise to disclose whether or not the MHC holds sufficient voting power to constitute a quorum.

      The following sentence has been added to the "Quorum" section of page 13 of the proxy statement to disclose that the MHC holds sufficient voting power to constitute a quorum:

            "Because Westborough MHC owns greater than a majority of Westborough Financial's outstanding shares of common stock, representation of Westborough MHC at the annual meeting will constitute a quorum."

Security Ownership..., page 16
------------------------------

16. Please revise the table on page 17 to better explain how you derive the total number of 96,644. We note the text of footnote 13 which seems difficult to follow. Please use techniques such as multiple paragraphs and bullet points to make it clear on first reading.

      Footnote 13 to the Beneficial Ownership Table has been revised to clearly explain how the total number of 96,664 shares was derived.

Background of the Merger, page 20
---------------------------------

17. Please better explain in the second and third paragraphs on page 21 what you mean by "affiliation."

      The "Background of the Merger" section has been revised to use the term "merger" or "combination" rather than "affiliation."

18. Please expand the penultimate full paragraph of page 21 to indicate whether dollar value terms were discussed. If they were, include quantification of the terms

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 6


      discussed. If the August 4 offer was the first quantified offer discussed or made please make that clear.

      Language has been added to this paragraph (now the sixth full paragraph on page 24 of the proxy statement) to disclose that dollar value terms were not discussed during the early 2006 discussions between Mr. MacDonough and Mr. O'Connell. The "Background of the Merger" section of the proxy statement has been revised to clarify that the price contained in the August 4, 2006 term sheet constituted the first quantified offer discussed or made. See the eighth full paragraph on page 25.

19. Revise the last full paragraph on page 21 to disclose whether or not the Board considered shareholder value to be received. If so, disclose how that was reconciled with the decision to talk only to Assabet.

      The following language has been added to the referenced paragraph to disclose that the Company's Board of Directors considered shareholder value to be received and to explain how that was reconciled with the decision to talk only to Assabet.

            "In making this determination, Westborough Financial's Board of Directors had also considered the value Westborough Financial's public shareholders would receive in a merger transaction and whether it was more likely that shareholder value would be maximized if more than one potential partner was contacted. Westborough Financial's Board determined that if a transaction with Assabet would not result in sufficient value for Westborough Financial's public shareholders, then Westborough would hold discussions with additional potential partners."

20. Revise page 23 to disclose at first mention what the unsolicited offer value was and what supplemental additional terms were proposed, if any.

      Language has been added to the "Background of the Merger" section of the proxy statement to disclose at first mention the value of the unsolicited offer. Bullets have also been added to identify the additional terms contained in the unsolicited offer. See page 26.

Westborough Financial's Reasons..., page 25
-------------------------------------------

21. Please revise to identify both the pros and cons of the intended sale of the company. If there were no negative factors identified please disclose this.

      Bullet points have been added to the section of the proxy statement entitled "Westborough Financial's Reasons for the Merger; Recommendation of the Board of Directors" to identify the negative factors considered by the Company's Board of Directors. See page 32.

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 7


Opinion of Westborough's Financial Advisor, page 26
---------------------------------------------------

22. Please clarify that you have specifically disclosed all of the material information considered.

      The following sentence has been added to the third paragraph of the section entitled "Opinion of Westborough's Financial Advisor" to clarify that all of the material information considered has been disclosed:

            "While the discussion of RBC's opinion in this proxy statement is not intended to be all-inclusive, it does constitute a summary of all of the material information considered by the Board of Directors of Westborough Financial in conjunction with the fairness opinion as presented by RBC."

23. Please identify any analysis which did not support the fairness conclusion or indicate that there was none.

      The following sentence has been added to the first paragraph after the bullets on page 35 of the proxy statement:

            "None of these analyses failed to support RBC's fairness conclusion."

24. Revise the fourth full paragraph on page 29 to also disclose the multiple of total price to total book value and total tangible book value.

      The referenced paragraph has been revised to include the multiples of total price to total book value and total price to total tangible book value.

25. For each peer group analysis such as that beginning on page 30, please revise the filing to make clear whether the peer group companies are fully converted or only partially converted. Also disclose as need be whether the shares prices have been manipulated to reflect them on a "fully converted" basis or to otherwise manipulate them to make comparison possible.

      The two peer group analyses appearing in the section entitled "Opinion of Westborough's Financial Advisor" have been revised to make clear whether peer group companies are fully converted or only partially converted. Language has also been added to disclose that the share prices have not been manipulated to reflect partially converted institutions on a fully converted basis. All pricing comparisons are on a per share basis using total shares outstanding inclusive of both MHC shares and publicly held shares. See pages 37 to 39.

26. We note from other filings that there is typically a significant difference in the trading multiples of companies listed on the NASDAQ exchange and the OTC market. With consideration to disclosure in the filing, please advise us whether or

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 8


      not any of the peer group companies are OTC listed, with quantification, and whether this situation was considered by RBC in its analysis.

      On a supplemental basis, please be advised that for the comparable regionally based peers, four institutions are OTC listed, two are listed on the AMEX and 17 are listed on the NASDAQ exchange. For the comparable mutual holding companies, nine institutions are OTC listed, one is listed on the AMEX and 16 are listed on the NASDAQ exchange. The listing platform of the individual peers was not considered by RBC in these analyses, but rather the size, geography and relative performance of these institutions (and with regard to the mutual holding company peer, their partially converted status). RBC notes supplementally that the differences in trading multiples between the OTC listed institutions and the others are largely not material, as shown below.

                                       OTC listed peers    Exchange listed peers
                                       ----------------    ---------------------
Regionally based peers:
       Price to book value                  156.5%                 174.4%
       Price to tangible book value         156.5%                 182.9%
       Price to LTM earnings                 36.7x                  35.4x

Mutual holding company peers:
       Price to book value                  176.4%                 182.7%
       Price to tangible book value         176.4%                 189.7%
       Price to LTM earnings                 41.7x                  41.9x

27. Either in an overall discussion or at each place where you present per share information for Westborough, disclose how the per share information was calculated by RBC, that is, whether the calculation included both publicly held shares and MHC shares or used some other conversion mechanism. Also provide any other pertinent information.

      Disclosure has been added to the proxy statement in places where per share calculations are presented for the Company describing whether the calculation included both publicly held shares and MHC shares or just the publicly held shares. There are no conversion mechanisms used at any point in the analysis. All calculations use total shares outstanding, with the exception of the GAAP ratios as applied to the balance sheet related merger multiples of premium to core deposits, price to assets, price to book value and price to tangible book value, where fully diluted publicly held shares only are used. In a merger context, because only the publicly held shares are receiving the merger consideration, it is necessary to use the fully diluted minority shares in these calculations to make the resultant multiples comparable to transactions not involving remutualization. See pages 36 to 41.

28. We note that the comparable public company analysis appears to derive "market price to tangible book value" and to book value, pages 31, 33 and 34, by including the shares not to be cashed out (held by MHC). This appears to distort these values since, as in the current merger, only the shares not held by the MHC will be cashed

Mr. David Lyon
Division of Corporate Finance
Securities and Exchange Commission
March 21, 2007                                                           Page 9


      out. With a view towards additional disclosure in the filing, supplementally provide the staff with a quantified analysis of these ratios if only the shares to be cashed out are included. Also confirm supplementally that RBC did not consider total consideration to total book in performing its analysis.

      On a supplemental basis, please be advised that the comparable public company analyses are intended to reflect the value of the Company as a going concern, exclusive of a change of control or other merger transaction, and therefore treatment of publicly held shares versus MHC shares in a merger context is not deemed relevant by RBC for purposes of these analyses.

      The price to book value and price to tangible book value are shown below as presented in the fairness opinion, and supplementally, by including only the shares to be cashed out.

                                                       Including Only
                                  As Presented      Publicly Held Shares
                                  ------------      --------------------

Price to book value                   177%                   63%
Price to tangible book value          177%                   63%

29. Please describe and quantify the amounts paid for any work by RBC for Westborough over the last two years. We note the first full paragraph on page 35.

      The second paragraph of the subsection entitled "Consideration to RBC" in the "Opinion of Westborough's Financial Advisor" section of the proxy statement has been revised to clarify that RBC received a retainer of $5,000 from Westborough in April 2005 as part of its engagement to act as financial advisor to Westborough in conjunction with a de-registration going private transaction. As described in the filing, this transaction was abandoned in October 2005 and RBC received no additional fees from Westborough for this assignment. See page 42.

                                      * * *

      Should you have any questions or require additional information regarding the foregoing, please do not hesitate to contact the undersigned or Michael P. Seaman at (202) 347-8400.

                                       Very truly yours,

                                       THACHER PROFFITT & WOOD LLP

                                       BY: /S/ RICHARD A.  SCHABERG
                                           ------------------------
                                           Richard A. Schaberg

cc:   Joseph F. MacDonough
      President and Chief Executive Officer
      Westborough Financial Services, Inc.